UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Medellín, Colombia, February 8, 2011
CONVOCATION OF THE GENERAL SHAREHOLDERS MEETING
The presidency of BANCOLOMBIA S.A. convenes the common stockholders to the General Shareholders Meeting that will take place on March 7, 2011, at 10:00 a.m., at the Intercontinental Hotel, located at the following address: Calle 16 Nº 28 - 51 km 5 Via Las Palmas in the city of Medellin.

The proposed agenda for the above mentioned meeting is as follows:

1.	Quorum check
2.	Reading and approval of the agenda
3.	Election of commission for vote count, and approval and signing of the minutes of the meeting
4.	Report of the Board of Directors and the President
5.	Individual and Consolidated Financial Statements as of December 31, 2010
6.	Report of the External Auditor
7.	Consideration and approval of the Individual and Consolidated Financial Statements, the Report of the Board of Directors and the President and the Report of the External Auditor
8.	Proposal of the Board of Directors on Profit Distribution
9.	Proposal to modify the Articles of Association
10.	Election of the Board of Directors for the period 2011-2013
11.	Election of the Financial Consumer Representative and his/her alternate
12.	Proposal for the appropriations and compensation of Directors
13.	Proposal for the appropriations and compensation of the External Auditor
14.	Proposal for the appropriations and compensation of the Financial Consumer Representative
15.	Proposal for disposition of the Inflation adjustment of equity
16.	Proposal for donations
17.	Other proposals

In accordance with Colombian law, public information of the Bank will be available beginning February 14th at its Headquarters located in the city of Medellin in the following address: Carrera 48 N° 26 – 85, Torre Norte, First Floor.

The shareholders may be represented at the General Shareholders Meeting by an empowered representative with a written authorization, in accordance with Colombian law.

Powers of Attorney cannot be granted to Bank employees, or to any other party directly or indirectly related with the management of the bank.

CARLOS RAÚL YEPES JIMÉNEZ
President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: February 08, 2011	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance